August 19, 2009
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark Shannon, Branch Chief

Re:	Denbury Resources Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 2, 2009
Comment Letter Dated August 5, 2009
File No. 001-12935
Dear Mr. Shannon:
     On behalf of Denbury Resources Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing as set forth in the Staff’s letter dated August 5, 2009. For your convenience, we have repeated each of the comments set forth in the Staff’s letter (in bold text) and followed each comment with the Company’s response (in normal text).
Form 10-K for the Fiscal Year Ended December 31, 2008
Note 3. Related Party Transactions — Genesis, page 74
1.	We note from your response to our prior comment number three that you intend to include additional disclosure to state that the “compensation agreements provide Genesis management with the ability to earn up to an approximate aggregate 17% interest in the incentive distributions that Genesis Energy, LLC receives (commencing in 2009) from Genesis.” Please further expand upon this disclosure to make clear that the compensation agreements provide for a class of ownership interest (“Class B Ownership Interests”) in Genesis Energy, LLC, as explained in your response to the last bullet point of our prior comment number three.

Response:
     In our future filings we will modify the introductory sentence of our disclosure to read as follows:

     Incentive Compensation Agreement
     In late December 2008, our subsidiary, Genesis Energy, LLC, entered into agreements with three members of Genesis management for the purpose of providing them incentive compensation, which agreements make them Class B Members in Genesis Energy, LLC and each an owner of a Class B ownership interest.
2.	Further to your response to our prior comment number three, please address the following additional items:
•	Explain how the different classes of ownership interests in Genesis Energy, LLC equates to your 100% ownership of this subsidiary;

•	Tell us how you considered whether the issuance of the Class B Ownership Interests results in a noncontrolling interest in the net assets of your wholly-owned subsidiary, Genesis Energy, LLC.
     Response:
     The Genesis Energy, LLC Agreement (the “Agreement”) created two classes of limited liability company membership interests, Class A and Class B. Denbury Gathering & Marketing, Inc., a wholly-owned subsidiary of the Company, is the sole owner of Class A ownership interests. Class A ownership interests are entitled to all of Genesis Energy, LLC’s rights to distributions of profit and loss from property owned by Genesis Energy, LLC, including all rights to distributions of profit and loss relating to its general partner interest in Genesis Energy, L.P. (“Genesis”), incentive distribution rights in Genesis, a general partner interest in Genesis Crude Oil, L.P., Genesis common units owned by it, any other rights or property of any nature owned by Genesis Energy, LLC, any distributions or proceeds thereof, and all distributions of cash by Genesis to Genesis Energy, LLC, subject to the obligation to make specifically designated distributions to the holders of the Class B interests.
     Class B interests were granted to the three top Genesis Energy, LLC officers, who serve in the same officers’ positions for Genesis. The holders of the Class B interests are entitled to receive a calculated percentage of the general partner’s incentive distributions received as set forth in the Agreement. Holders of the Class B interests are only entitled to receive distributions as specifically set forth in the Agreement and do not have an interest in Genesis Energy, LLC’s general partner interest in Genesis, Genesis common units or other Genesis Energy, LLC assets. The Agreement prohibits the transfer of the Class B interests and further requires that the Class B interests be redeemed for cash (and/or Genesis common units if so elected by the Class B holder) upon the termination of employment of the Class B holder for any reason or upon a change of control. The redemption amount the Class B holder will receive upon his termination is primarily dependent upon the then current level of Genesis’ incentive distributions and the holder’s vesting percentage.
     The terms of the Class B interests awarded include mandatory redemption upon termination of employment or change in control. Pursuant to FAS 123(R) we have applied the classification criteria of paragraphs 8-14 of FAS 150 and concluded that the awards are liability classified. FAS 160, paragraph 27 indicates that a financial instrument issued by a subsidiary that is classified as a liability based on the guidance in other standards is not a noncontrolling interest. Therefore, as these interests are classified as liabilities under FAS 123(R), we concluded the Class B interests do not result in a noncontrolling interest.
     In connection with the foregoing responses, the undersigned, on behalf of the Company, acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your time and consideration of this matter. If you have any questions or concerns about this response, please contact the undersigned at 972-673-2007, or by fax at 972-673-2150.
Sincerely,
/s/ Mark C. Allen
Mark C. Allen
Sr. Vice President and Chief Financial Officer